UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934



                         PARALLEL PETROLEUM CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    699157103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   699157103
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  WS Capital, L.L.C.

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,909,676*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,909,676*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                     2,909,676*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    7.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/OO
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Parallel Petroleum Corporation (the "Company") as filed with the Securities and Exchange Commission on November 3, 2008, there were 41,597,161 shares of the Company's common stock, par value $0.01 per share (the "Shares"), issued and outstanding as of October 30, 2008. As of December 31, 2008 (the "Reporting Date"), Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 2,909,676 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP" and together with WSO, the "WSO Funds") owned in the aggregate 416,069 Shares. WS Ventures Management, L.P. ("WSVM") is the general partner of WSO and WSOQP. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and
G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Further, as of the Reporting Date, Walker Children Irrevocable Education Trust (the "Trust") owned 3,500 Shares. Patrick
P. Walker is the sole trustee of the Trust. As a result, Patrick P. Walker has sole power to vote and to direct the disposition of the securities held by the Trust. Additionally, as of the Reporting Date, Patrick P. Walker beneficially owned 3,000 Shares through a private investment account. Patrick P. Walker possesses sole power to vote and to direct the disposition of the securities in such private investment account. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 3,325,745 Shares, or approximately 8.0% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 2,909,676 Shares, or approximately 7.0% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WSVM and WSV are deemed to beneficially own 416,069 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) Mr. Patrick P. Walker is deemed to beneficially own 422,569 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.   699157103
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  WS Capital Management, L.P.

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,909,676*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,909,676*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                           2,909,676*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    7.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IA/PN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Parallel Petroleum Corporation (the "Company") as filed with the Securities and Exchange Commission on November 3, 2008, there were 41,597,161 shares of the Company's common stock, par value $0.01 per share (the "Shares"), issued and outstanding as of October 30, 2008. As of December 31, 2008 (the "Reporting Date"), Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 2,909,676 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP" and together with WSO, the "WSO Funds") owned in the aggregate 416,069 Shares. WS Ventures Management, L.P. ("WSVM") is the general partner of WSO and WSOQP. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and
G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Further, as of the Reporting Date, Walker Children Irrevocable Education Trust (the "Trust") owned 3,500 Shares. Patrick
P. Walker is the sole trustee of the Trust. As a result, Patrick P. Walker has sole power to vote and to direct the disposition of the securities held by the Trust. Additionally, as of the Reporting Date, Patrick P. Walker beneficially owned 3,000 Shares through a private investment account. Patrick P. Walker possesses sole power to vote and to direct the disposition of the securities in such private investment account. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 3,325,745 Shares, or approximately 8.0% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 2,909,676 Shares, or approximately 7.0% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WSVM and WSV are deemed to beneficially own 416,069 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) Mr. Patrick P. Walker is deemed to beneficially own 422,569 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 699157103
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  WSV Management, L.L.C.

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          416,069*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     416,069*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                         416,069*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   1.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person: HC/OO
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Parallel Petroleum Corporation (the "Company") as filed with the Securities and Exchange Commission on November 3, 2008, there were 41,597,161 shares of the Company's common stock, par value $0.01 per share (the "Shares"), issued and outstanding as of October 30, 2008. As of December 31, 2008 (the "Reporting Date"), Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 2,909,676 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP" and together with WSO, the "WSO Funds") owned in the aggregate 416,069 Shares. WS Ventures Management, L.P. ("WSVM") is the general partner of WSO and WSOQP. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and
G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Further, as of the Reporting Date, Walker Children Irrevocable Education Trust (the "Trust") owned 3,500 Shares. Patrick
P. Walker is the sole trustee of the Trust. As a result, Patrick P. Walker has sole power to vote and to direct the disposition of the securities held by the Trust. Additionally, as of the Reporting Date, Patrick P. Walker beneficially owned 3,000 Shares through a private investment account. Patrick P. Walker possesses sole power to vote and to direct the disposition of the securities in such private investment account. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 3,325,745 Shares, or approximately 8.0% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 2,909,676 Shares, or approximately 7.0% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WSVM and WSV are deemed to beneficially own 416,069 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) Mr. Patrick P. Walker is deemed to beneficially own 422,569 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.   699157103
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  WS Ventures Management, L.P.

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          416,069*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     416,069*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                   416,069*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   1.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IA/PN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Parallel Petroleum Corporation (the "Company") as filed with the Securities and Exchange Commission on November 3, 2008, there were 41,597,161 shares of the Company's common stock, par value $0.01 per share (the "Shares"), issued and outstanding as of October 30, 2008. As of December 31, 2008 (the "Reporting Date"), Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 2,909,676 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP" and together with WSO, the "WSO Funds") owned in the aggregate 416,069 Shares. WS Ventures Management, L.P. ("WSVM") is the general partner of WSO and WSOQP. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and
G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Further, as of the Reporting Date, Walker Children Irrevocable Education Trust (the "Trust") owned 3,500 Shares. Patrick
P. Walker is the sole trustee of the Trust. As a result, Patrick P. Walker has sole power to vote and to direct the disposition of the securities held by the Trust. Additionally, as of the Reporting Date, Patrick P. Walker beneficially owned 3,000 Shares through a private investment account. Patrick P. Walker possesses sole power to vote and to direct the disposition of the securities in such private investment account. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 3,325,745 Shares, or approximately 8.0% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 2,909,676 Shares, or approximately 7.0% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WSVM and WSV are deemed to beneficially own 416,069 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) Mr. Patrick P. Walker is deemed to beneficially own 422,569 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.  699157103
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  Reid S. Walker

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,325,745*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,325,745*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                   3,325,745*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    8.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Parallel Petroleum Corporation (the "Company") as filed with the Securities and Exchange Commission on November 3, 2008, there were 41,597,161 shares of the Company's common stock, par value $0.01 per share (the "Shares"), issued and outstanding as of October 30, 2008. As of December 31, 2008 (the "Reporting Date"), Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 2,909,676 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP" and together with WSO, the "WSO Funds") owned in the aggregate 416,069 Shares. WS Ventures Management, L.P. ("WSVM") is the general partner of WSO and WSOQP. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and
G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Further, as of the Reporting Date, Walker Children Irrevocable Education Trust (the "Trust") owned 3,500 Shares. Patrick
P. Walker is the sole trustee of the Trust. As a result, Patrick P. Walker has sole power to vote and to direct the disposition of the securities held by the Trust. Additionally, as of the Reporting Date, Patrick P. Walker beneficially owned 3,000 Shares through a private investment account. Patrick P. Walker possesses sole power to vote and to direct the disposition of the securities in such private investment account. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 3,325,745 Shares, or approximately 8.0% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 2,909,676 Shares, or approximately 7.0% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WSVM and WSV are deemed to beneficially own 416,069 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) Mr. Patrick P. Walker is deemed to beneficially own 422,569 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.  699157103
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  G. Stacy Smith

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,325,745*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,325,745*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  3,325,745*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):     8.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Parallel Petroleum Corporation (the "Company") as filed with the Securities and Exchange Commission on November 3, 2008, there were 41,597,161 shares of the Company's common stock, par value $0.01 per share (the "Shares"), issued and outstanding as of October 30, 2008. As of December 31, 2008 (the "Reporting Date"), Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 2,909,676 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP" and together with WSO, the "WSO Funds") owned in the aggregate 416,069 Shares. WS Ventures Management, L.P. ("WSVM") is the general partner of WSO and WSOQP. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and
G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Further, as of the Reporting Date, Walker Children Irrevocable Education Trust (the "Trust") owned 3,500 Shares. Patrick
P. Walker is the sole trustee of the Trust. As a result, Patrick P. Walker has sole power to vote and to direct the disposition of the securities held by the Trust. Additionally, as of the Reporting Date, Patrick P. Walker beneficially owned 3,000 Shares through a private investment account. Patrick P. Walker possesses sole power to vote and to direct the disposition of the securities in such private investment account. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 3,325,745 Shares, or approximately 8.0% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 2,909,676 Shares, or approximately 7.0% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WSVM and WSV are deemed to beneficially own 416,069 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) Mr. Patrick P. Walker is deemed to beneficially own 422,569 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.   699157103
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  Patrick P. Walker

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:              6,500*
                                          --------------------------------------
                                      (6) Shared Voting Power:          416,069*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:         6,500*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     416,069*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  422,569*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    1.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person: IN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Parallel Petroleum Corporation (the "Company") as filed with the Securities and Exchange Commission on November 3, 2008, there were 41,597,161 shares of the Company's common stock, par value $0.01 per share (the "Shares"), issued and outstanding as of October 30, 2008. As of December 31, 2008 (the "Reporting Date"), Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 2,909,676 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP" and together with WSO, the "WSO Funds") owned in the aggregate 416,069 Shares. WS Ventures Management, L.P. ("WSVM") is the general partner of WSO and WSOQP. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and
G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Further, as of the Reporting Date, Walker Children Irrevocable Education Trust (the "Trust") owned 3,500 Shares. Patrick
P. Walker is the sole trustee of the Trust. As a result, Patrick P. Walker has sole power to vote and to direct the disposition of the securities held by the Trust. Additionally, as of the Reporting Date, Patrick P. Walker beneficially owned 3,000 Shares through a private investment account. Patrick P. Walker possesses sole power to vote and to direct the disposition of the securities in such private investment account. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 3,325,745 Shares, or approximately 8.0% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 2,909,676 Shares, or approximately 7.0% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WSVM and WSV are deemed to beneficially own 416,069 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) Mr. Patrick P. Walker is deemed to beneficially own 422,569 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).  Name of Issuer:  Parallel Petroleum Corporation


Item 1(b).  Address of Issuer's Principal Executive Offices:
            1004 N. Big Spring, Suite 400
            Midland, Texas 79701

Item 2(a).  Name of Person Filing:
            WS Capital, L.L.C.
            WS Capital Management, L.P.
            WSV Management, L.L.C.
            WS Ventures Management, L.P.
            Reid S. Walker
            G. Stacy Smith
            Patrick P. Walker



Item 2(b).  Address of Principal Business Office or, if none, Residence:
            300 Crescent Court, Suite 1111
            Dallas, Texas  75201

Item 2(c).  Citizenship:
            WS Capital, L.L.C.:                Texas
            WS Capital Management, L.P.:       Texas
            WSV Management, L.L.C.:            Texas
            WS Ventures Management, L.P.:      Texas
            Reid S. Walker:                    United States
            G. Stacy Smith:                    United States
            Patrick P. Walker:                 United States

Item 2(d).  Title of Class of Securities:
            Common Stock, par value $0.01 per share

Item 2(e).  CUSIP Number:   699157103

Item 3.     Not Applicable.

Item 4.     Ownership:

            (a)   Amount Beneficially Owned:
                  WS Capital, L.L.C.                           2,909,676*
                  WS Capital Management, L.P.                  2,909,676*
                  WSV Management, L.L.C.                         416,069*
                  WS Ventures Management, L.P.                   416,069*
                  Reid S. Walker                               3,325,745*
                  G. Stacy Smith                               3,325,745*
                  Patrick P. Walker                              422,569*

            (b)   Percent of Class:
                  WS Capital, L.L.C.                                7.0%*
                  WS Capital Management, L.P.                       7.0%*
                  WSV Management, L.L.C.                            1.0%*
                  WS Ventures Management, L.P.                      1.0%*
                  Reid S. Walker                                    8.0%*
                  G. Stacy Smith                                    8.0%*
                  Patrick P. Walker                                 1.0%*

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                        WS Capital, L.L.C.                             0*
                        WS Capital Management, L.P.                    0*
                        WSV Management, L.L.C.                         0*
                        WS Ventures Management, L.P.                   0*
                        Reid S. Walker                                 0*
                        G. Stacy Smith                                 0*
                        Patrick P. Walker                          6,500*

                  (ii)  shared power to vote or to direct the vote:

                        WS Capital, L.L.C.                     2,909,676*
                        WS Capital Management, L.P.            2,909,676*
                        WSV Management, L.L.C.                   416,069*
                        WS Ventures Management, L.P.             416,069*
                        Reid S. Walker                         3,325,745*
                        G. Stacy Smith                         3,325,745*
                        Patrick P. Walker                        416,069*

                  (iii) sole power to dispose or to direct the disposition of:

                        WS Capital, L.L.C.                             0*
                        WS Capital Management, L.P.                    0*
                        WSV Management, L.L.C.                         0*
                        WS Ventures Management, L.P.                   0*
                        Reid S. Walker                                 0*
                        G. Stacy Smith                                 0*
                        Patrick P. Walker                          6,500*

                  (iv)  shared power to dispose or to direct the disposition of:

                        WS Capital, L.L.C.                     2,909,676*
                        WS Capital Management, L.P.            2,909,676*
                        WSV Management, L.L.C.                   416,069*
                        WS Ventures Management, L.P.             416,069*
                        Reid S. Walker                         3,325,745*
                        G. Stacy Smith                         3,325,745*
                        Patrick P. Walker                        416,069*

-----------------
* Based on information set forth on the Form 10-Q of Parallel Petroleum Corporation (the "Company") as filed with the Securities and Exchange Commission on November 3, 2008, there were 41,597,161 shares of the Company's common stock, par value $0.01 per share (the "Shares"), issued and outstanding as of October 30, 2008. As of December 31, 2008 (the "Reporting Date"), Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 2,909,676 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP" and together with WSO, the "WSO Funds") owned in the aggregate 416,069 Shares. WS Ventures Management, L.P. ("WSVM") is the general partner of WSO and WSOQP. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and
G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Further, as of the Reporting Date, Walker Children Irrevocable Education Trust (the "Trust") owned 3,500 Shares. Patrick
P. Walker is the sole trustee of the Trust. As a result, Patrick P. Walker has sole power to vote and to direct the disposition of the securities held by the Trust. Additionally, as of the Reporting Date, Patrick P. Walker beneficially owned 3,000 Shares through a private investment account. Patrick P. Walker possesses sole power to vote and to direct the disposition of the securities in such private investment account. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 3,325,745 Shares, or approximately 8.0% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 2,909,676 Shares, or approximately 7.0% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WSVM and WSV are deemed to beneficially own 416,069 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) Mr. Patrick P. Walker is deemed to beneficially own 422,569 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable.

Item 7.  Identification  and  Classification of  Subsidiary Which  Acquired  the
         Securities:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not applicable.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 17, 2009


                                WS CAPITAL, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS CAPITAL MANAGEMENT, L.P.

                                By:  WS Capital, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WSV MANAGEMENT, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS VENTURES MANAGEMENT, L.P.

                                By:  WSV Management, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member



                                 /s/ Reid S. Walker
                                ------------------------------------------------
                                 REID S. WALKER



                                 /s/ G. Stacy Smith
                                ------------------------------------------------
                                 G. STACY SMITH



                                 /s/ Patrick P. Walker
                                ------------------------------------------------
                                 PATRICK P. WALKER



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of Parallel Petroleum Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 17, 2009.



                                WS CAPITAL, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS CAPITAL MANAGEMENT, L.P.

                                By:  WS Capital, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WSV MANAGEMENT, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS VENTURES MANAGEMENT, L.P.

                                By:  WSV Management, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member



                                /s/ Reid S. Walker
                               -------------------------------------------------
                                REID S. WALKER



                                /s/ G. Stacy Smith
                               -------------------------------------------------
                                G. STACY SMITH



                                /s/ Patrick P. Walker
                               -------------------------------------------------
                                PATRICK P. WALKER